Exhibit 3.1

ARTICLE XV

CERTAIN ELECTIONS

The following amendment to the Amended and Restated Bylaws of Laureate Education, Inc. (the “Company”) was approved by the Board of Directors of the Company of January 28, 2007:

Section 1.              Exemption from Control Share Acquisition Statute.  The provisions of Sections 3-701 to 3-709 of the Maryland General Corporation Law shall not apply to any acquisition of shares of capital stock of the Corporation pursuant to transactions contemplated by that certain Agreement and Plan of Merger dated January 28, 2007 by and among Laureate Education, Inc., Wengen Alberta, Limited Partnership and L Curve Sub, Inc.